SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16

                   under the Securities Exchange Act of 1934


                         For the month of March, 2003


                        Commission file number: 1-14872


                                 SAPPI LIMITED

                (Translation of registrant's name into English)


                              48 Ameshoff Street
                                 Braamfontein
                               Johannesburg 2001
                           REPUBLIC OF SOUTH AFRICA
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F      X           Form 40-F
                             -----------                 ------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                        No  X
                       ---                       ---

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-


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                          INCORPORATION BY REFERENCE


Sappi Limited's press release dated March 3, 2003, furnished by the Registrant under this Form 6-K, except for the second sentence of the second paragraph, the second sentence of the third paragraph, the second and third sentences of the fourth paragraph, and the fifth paragraph thereof, is incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated February 13, 2003 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme.


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                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



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CHAIRMAN'S STATEMENT AT THE SAPPI LIMITED ANNUAL GENERAL MEETING: 3 MARCH 2003

Trading conditions in our major coated fine paper markets remain difficult. However, demand for our products has increased compared to the low levels prevailing after the events of 11 September 2001 because of improvements in advertising in print media. Current global supply levels for coated fine paper still exceed demand and we continue to curtail output to match our customers' needs.

In spite of the slow economy and downward pressure on pricing, our European business is producing reasonable returns, partly as a result of the stronger Euro (which helps to contain input costs) and partly as a result of its operating efficiency. We expect some price recovery, announced recently in Southern Europe, to become effective during March.

In North America, the announced price increases on coated fine paper continue to be implemented. The effect on average prices will however be partly offset by a shift in sales mix towards lower-priced products but margins should begin to improve in the second half year.

The strength of the Rand is putting pressure on the margins of our South African business as most of its exports are priced in Dollars. This will be partly offset by Dollar pulp price increases. However, the effect of price increases for dissolving pulp will only be seen when they are realised next quarter.

For the current quarter we expect earnings per share to be similar to the first quarter and we still expect earnings for the full year to show improvement over last year.

We recently announced that Jonathan Leslie will be joining the company in April this year as CEO and we look forward to welcoming him to the Group.




For further information please contact:

Robert Hope
Director Strategic Development
Sappi Limited
Tel +27 (0)11 407 8492
Fax +27 (0)11 403 1493
Robert.Hope@za.sappi.com
------------------------



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                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         SAPPI LIMITED


                                         by /s/ D.G. Wilson
                                            ----------------------------------
                                            Name:  D.G. Wilson
                                            Title: Executive Director: Finance


Date:  March 6, 2003